MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

January 28, 2010

3.	News Release

A news release dated January 28, 2010, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canada and U.S. disclosure package) on January 28, 2010 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On January 28, 2010, TransGlobe announced its 2009 year-end reserves.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

January 28, 2010

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2009 YEAR-END RESERVES

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 28, 2010 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announced its 2009 year-end reserves. All dollar values are expressed in United States dollars unless otherwise stated.

The Company’s 2009 and 2008 year-end reserves were prepared by the independent reserves evaluation firm of DeGolyer and MacNaughton Canada Limited (“DeGolyer”), in accordance with National Instrument 51-101. Following is a summary of DeGolyer’s evaluation for the year ended December 31, 2009 with comparatives to the year ended December 31, 2008.

The recovery and reserve estimates of crude oil, natural gas liquids (“NGLs”) and natural gas reserves provided in this news release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein. All reserves presented are based on DeGolyer’s forecast pricing effective December 31, 2009 and December 31, 2008, respectively.

Year-End 2009 Reserves*

Proved Reserves (“1P”)
TransGlobe’s total proved reserves increased 53 percent from 12.6 million barrels of oil (“MMbbl”) at December 31, 2008 to 19.2 MMbbl at December 31, 2009. This increase in proved reserves represents a production replacement in 2009 of 303 percent.

Proved Plus Probable Reserves (“2P”)
Total 2P reserves grew 22 percent from 19.8 MMbbl at December 31, 2008 to 24.2 MMbbl at December 31, 2009. The increase in 2P reserves represents a production replacement in 2009 of 234 percent.

Proved Plus Probable Plus Possible Reserves (“3P”)
Total 3P reserves grew 9 percent from 28.0 MMbbl at December 31, 2008 to 30.5 MMbbl at December 31, 2009. The increase in 3P reserves represents a production replacement in 2009 of 176 percent.

__________________________________________________________________________
* Definitions of Reserves Categories:

  Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
  Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
  Possible reserves have a less likely chance of being recovered than probable reserves. This term is often used for reserves which are claimed to have at least a 10 percent certainty of being produced.

Year-End Reserves Summary
(Working Interest, before royalties)

	December 31,	December 31,	Increase
	2009	2008	(Decrease)
	(MMbbl)	(MMbbl)	(%)
Proved
Egypt	13.0	5.8	125
Yemen	6.2	6.8	(9)
Total 1P	19.2	12.6	53

Proved Plus Probable
Egypt	16.8	12.0	40
Yemen	7.4	7.8	(5)
Total 2P	24.2	19.8	22

Proved Plus Probable Plus Possible
Egypt	22.4	20.1	11
Yemen	8.1	7.9	3
Total 3P	30.5	28.0	9

2009 Significant Events

In 2009, the Company’s activities focused primarily on the development of its operated West Gharib concession in the Arab Republic of Egypt (“Egypt”).

In Egypt, the Company’s 1P reserves grew 125 percent over 2008, representing a production replacement of 440 percent. On 2P basis, the year-over-year increase was 40 percent, equal to a production replacement of 324 percent. The most significant reserves additions during the year resulted from the appraisal/development drilling at Hana West and the recognition of reserves associated with enhanced recovery projects at the Hana, Hoshia and Hana West fields. Water injection was initiated in both the Hana and Hoshia fields during 2008 and in the Hana West field during 2009. Approximately 67 percent of the corporate 1P reserve additions and 62 percent of the corporate 2P reserve additions during 2009 were attributed to the water flood projects at Hana, Hoshia and Hana West.

In Yemen, 2009 production was partially replaced by improved recovery factors at the An Nagyah, Tasour and Godah fields. The Company’s 1P reserves in Yemen decreased 9 percent over the prior year, representing a production replacement of 48 percent. On a 2P basis, reserves in Yemen decreased 5 percent over the prior year, representing a production replacement of 68 percent.

Estimated Future Net Revenues

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues for year ended 2009 presented below in millions of U.S. dollars (“$MM”) are calculated using DeGolyer’s price forecast at December 31, 2009 and constant pricing using the Securities and Exchange Commissions’ (“SEC”) average price (the 12 month average price using in the first day of the month prices during 2009).

The estimated future net revenues for year ended 2008 presented below in millions of U.S. dollars are calculated using DeGolyer’s price forecast at December 31, 2008 and constant pricing using the average price received on December 31, 2008.

In the constant price cases, the prices were held constant for the life of the reserves.

Present Value of Future Net Revenues, After Tax ($MM)
Independent Evaluator’s Price Forecast

Present Value	December 31, 2009 Discounted at					December 31, 2008 Discounted at
By Area	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Egypt	$338	$266	$219	$186	$162	$120	$105	$93	$83	$75
Yemen	$108	$90	$77	$66	$58	$109	$90	$75	$64	$56
Total 1P	$446	$356	$296	$252	$220	$229	$195	$168	$147	$131
Proved plus Probable
Egypt	$416	$330	$272	$231	$201	$220	$189	$165	$146	$131
Yemen	$133	$107	$88	$74	$64	$131	$106	$88	$74	$64
Total 2P	$549	$437	$361	$306	$265	$351	$295	$253	$220	$194
Proved plus Probable plus Possible
Egypt	$550	$420	$334	$274	$231	$366	$299	$249	$212	$182
Yemen	$144	$115	$94	$79	$67	$133	$108	$90	$76	$65
Total 3P	$694	$535	$428	$353	$298	$499	$407	$339	$287	$247

The following table summarizes DeGolyer’s reference price forecast used to estimate future net revenues:

DeGolyer Forecast Pricing ($/bbl)
WTI Forecast Pricing ($/Bbl)	2009	2010	2011	2012	2013	2014
Year-end 2009		$80.00	$82.88	$85.83	$88.88	$92.01
Year-end 2008	$57.00	$69.53	$76.38	$86.99	$94.74	$97.11

Present Value of Future Net Revenues, After Tax ($MM)
Constant Pricing

Present Value	December 31, 2009 Discounted at					December 31, 2008 Discounted at
By Area	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Egypt	$223	$181	$152	$132	$116	$39	$36	$32	$30	$27
Yemen	$66	$56	$48	$42	$37	$36	$31	$28	$25	$22
Total 1P	$289	$237	$201	$174	$153	$75	$67	$60	$54	$49
Proved plus Probable
Egypt	$272	$222	$187	$161	$142	$85	$76	$68	$62	$56
Yemen	$81	$66	$56	$48	$41	$44	$38	$34	$29	$26
Total 2P	$353	$288	$243	$209	$183	$129	$114	$102	$91	$82
Proved plus Probable plus Possible
Egypt	$350	$274	$222	$185	$158	$92	$83	$75	$69	$63
Yemen	$87	$71	$59	$50	$43	$45	$39	$34	$30	$27
Total 3P	$436	$345	$281	$236	$202	$137	$122	$109	$99	$89

The constant pricing used to estimate future net revenues is as follows, with Egypt prices based on prices received for West Gharib production and Yemen prices based on prices received for production from Blocks 32 and S-1.

Pursuant to the SEC pronouncement in 2009, the Constant price case for 2009 is based on the average of the reference price received on the first of each month during 2009 adjusted for respective differentials at year ended 2009. Prior to 2009, the 2008 constant price cases were run using the December 31, 2008 pricing.

Constant Pricing ($/Bbl)	2009(SEC average)	Dec. 31, 2008

Egypt	$54.52	$25.64
Yemen	$59.44	$38.39

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.262.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com